Exhibit 19.1

NIOCORP DEVELOPMENTS LTD.

INSIDER TRADING POLICY

(Adopted Effective as of March 17, 2023, Revised March 28, 2024)

PURPOSE OF THE POLICY.

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of NioCorp Developments Ltd. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with Canadian securities laws and U.S. federal and state securities laws that prohibit certain persons who are aware of Material Nonpublic Information (as defined below) about a company from: (A) trading in securities of that company; or (B) providing (or “tipping”) Material Nonpublic Information or making recommendations based on Material Nonpublic Information to other persons who may trade on the basis of that information.

APPLICABILITY OF THE POLICY.

Transactions Subject to the Policy. This Policy applies to transactions in the Company’s securities (collectively referred to as “Company Securities”), including the Company’s common stock, warrants, units, options to purchase common stock, stock appreciation rights, restricted stock units, and any other types of securities that the Company may issue, including (but not limited to) preferred stock, non-convertible debt securities such as senior notes and convertible debt securities, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

In addition, when a person who is subject to this Policy, in connection with working for the Company, becomes aware of Material Nonpublic Information of a company with which the Company does business, including customers and suppliers, this Policy also applies equally to transactions in the securities of such other company. Each person who is subject to this Policy must treat Material Nonpublic Information of the Company’s business partners, customers and suppliers with the same care required with respect to Company’s Material Nonpublic Information.

Persons Subject to the Policy. This Policy applies to all members of the Board and all officers and employees of the Company and its subsidiaries. The Company may also determine from time to time that other persons will be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information and certain shareholders of the Company (collectively, all such persons are referred to as “Company Persons”). This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described more fully below.

Transactions by Family Members and Others. This Policy applies to family members who reside with a Company Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in a Company Person’s household, and any family members who do not live in a Company Person’s household but whose transactions in Company Securities are directed by a Company Person or are subject to a Company Person’s influence or control, such as parents or children who consult with a Company Person before they trade in Company Securities (collectively referred to as “Family Members”). Company Persons are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with such Company Persons before they trade in Company Securities, and Company Persons must treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for such Company Person’s own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to a Company Person or his or her Family Members.

Transactions by Entities that a Company Person Influences or Controls. This Policy applies to any entities that a Company Person influences or controls, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities” and, together with Company Persons and Family Members, “Insiders”), and transactions by these Controlled Entities must be treated for the purposes of this Policy and applicable securities laws as if they were for the Company Person’s own account.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION.

When Information is Considered Material. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	financial condition or results;

●	unpublished projections regarding future earnings or losses, other earnings guidance, changes to previously announced earnings guidance or the decision to suspend earnings guidance;

●	the gain or loss of a significant contract, customer, supplier, or finance source;

●	pending or proposed mergers, acquisitions, dispositions, restructurings, tender offers, joint ventures, partnerships or spin-offs;

●	significant developments regarding the Elk Creek Project or other projects;

●	significant developments relating to resource estimates and reserve estimates;

●	significant developments relating to our properties and facilities;

●	creation of, change in, or termination of a dividend policy, the declaration of a stock split, an offering of additional securities or the establishment of a repurchase program for Company securities;

●	financing transactions not in the ordinary course of business;

●	a significant change in management;

●	significant raw material shortages or discoveries;

●	significant pending or threatened litigation or government investigations;

●	a significant disruption in operations or loss (including environmental- or safety-related incidents), potential loss, breach or unauthorized access of property or assets, including as a result of a cybersecurity incident, cyber attack or otherwise;

●	impacts to the business regarding significant health- or safety-related developments, such as a pandemic;

●	significant bank borrowings or other financing transactions out of the ordinary course;

●	extraordinary items for accounting purposes;

●	a change in auditors or notification that the auditor’s reports may no longer be relied upon; and

●	impending defaults on indebtedness, bankruptcy, or the existence of severe liquidity problems.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. To establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a press release, newswire services, a broadcast on widely-available radio or television programs, published in a widely-available newspaper, magazine or news website, on the Company’s external website or public disclosure documents filed with applicable Canadian securities regulators or the U.S. Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to our employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective widespread dissemination. As a general rule, information should not be considered fully absorbed by the marketplace until after the second full business day after the day on which the information is released. If, for example, the Company were to make an announcement after the commencement of trading on a

Monday, Insiders must not trade in Company Securities until Thursday (assuming all such days are business days on which the Company’s stock is trading). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.

STATEMENT OF THE POLICY.

Prohibition Against Insider Trading.

i.	No Transactions on the Basis of Material Nonpublic Information. No Insider may, directly or indirectly through third parties, buy, sell, or otherwise engage in any transactions in Company Securities if such Insider possesses Material Nonpublic Information. The only exceptions to this prohibition are described below under “Permitted Transactions.”

ii.	No Recommendations on the Basis of Material Nonpublic Information. No Insider may make recommendations or express opinions about trading in Company Securities if such Insider possesses Material Nonpublic Information.

iii.	No Tipping of Material Nonpublic Information. No Insider may, directly or indirectly, disclose (“tip”) Material Nonpublic Information to any person within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information about the Company.

Insiders may be liable for tipping Material Nonpublic Information to any third party (a “Tippee”). Tippees inherit an insider’s duties and may be liable for trading on Material Nonpublic Information illegally tipped to them by an Insider. Tippees can obtain Material Nonpublic Information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, Insiders must keep all Material Nonpublic Information relating to the Company strictly confidential (as further described below).

iv.	No Assistance. No Insider may assist anyone engaged in the activities described in sections (i)-(iii) above.

v.	Maintaining Confidentiality of Material Nonpublic Information. All Material Nonpublic Information relating to the Company is the property of the Company and the Company has the sole and exclusive right to determine how and when to disclose such information to the public. Unless specifically authorized by the Company, no Insider should publicly disclose Material Nonpublic Information and all such information must be kept strictly confidential.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. Securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Other Prohibited Transactions in Company Securities. The Company has also determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if Insiders engage in certain types of other transactions. Therefore, the following rules are applicable to Insiders:

i.	Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prohibits officers and directors from engaging in short sales of Company securities.

ii.	Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that an Insider is trading based on Material Nonpublic Information and focus an Insider’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

iii.	Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, short sale instruments, puts, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Such hedging transactions may permit an Insider to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, Insiders may no longer have the same objectives as the Company’s other shareholders. Accordingly, hedging transactions by any Insider, or any of their designees, are prohibited under this Policy.

iv.	Margin Accounts and Pledged Securities. Securities held in a margin account or pledged as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged, hypothecated or otherwise used as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the owner is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company Securities. For these reasons, Insiders are prohibited from pledging, hypothecating or otherwise using Company Securities as collateral for a loan or other form of indebtedness, including, without limitation, holding Company Securities in a margin account as collateral for a margin loan.

v.	Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Trading Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when an Insider is in possession of Material Nonpublic Information. The Company therefore discourages placing standing or limit orders on Company Securities. If an Insider determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the guidelines outlined below.

Permitted Transactions.

i.	Transactions Under Company Plans. This Policy does not apply to transactions with the Company involving Company Securities, except as specifically noted.

a.	Stock Options. This Policy does not apply to the exercise of employee stock options (where no shares of stock are sold to fund the exercise), or when shares are withheld by the Company for the Company Person’s payment of withholding taxes or the applicable exercise price upon exercise (if authorized by the Company). This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any other market sale of stock for the purpose of generating the cash needed to pay the exercise price of an option or related withholding taxes, or any market sale of stock following exercise.

b.	Restricted Stock and Restricted Stock Units. This Policy does not apply to the vesting of restricted stock and restricted stock units under the Company’s equity plans, or when related shares or units are withheld by the Company for the Company Person to pay withholding taxes upon vesting (if authorized by the Company). This Policy does apply, however, to any market sale of stock upon vesting.

c.	Employee Stock Purchase and Savings Plan and Deferred Compensation Plans, if Adopted. This Policy will not apply to purchases of Company Securities in, if adopted, a Company employee stock purchase plan, 401(k) plan, or deferred compensation plan or other similar employee benefit plans resulting from a Company Person’s periodic contribution of money to the plan pursuant to his or her payroll deduction election. This Policy will apply, if adopted, however, to certain elections a Company Person may make under these plans, including: (a) an election to increase or decrease the percentage of his or her periodic contributions that will be allocated to his or her Company stock fund; (b) an election to switch an existing account balance into or out of a Company Person’s Company stock fund; (c) an election to borrow money against a

Company Person’s plan account if the loan will result in a liquidation of some or all of his or her Company stock fund; (d) an election to withdraw money from a Company Person’s plan account if the withdrawal will result in a liquidation of some or all of his or her Company stock fund; and (e) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to a Company Person’s Company stock fund.

d.	Dividend Reinvestment Plan, if Adopted. This Policy will not apply to purchases of Company Securities, if adopted, under the Company’s (or a broker-sponsored) dividend reinvestment plan resulting from a Company Person’s reinvestment of dividends paid on Company Securities. This Policy will apply, if adopted, however, to voluntary purchases of Company Securities resulting from additional contributions a Company Person chooses to make to the dividend reinvestment plan, and to a Company Person’s election to participate in the plan or increase his or her level of participation in the plan. This Policy will also apply, if adopted, to a Company Person’s sale of any Company Securities pursuant to the plan.

e.	Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

f.	Gifts. Bona fide gifts of Company Securities to a family member, charitable organization, or any other person (including a transfer to a family trust) are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the person making the gift is aware of Material Nonpublic Information, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Procedures” and the sales by the recipient of the Company Securities occur during a Black Out Period (as defined below). However, whether a gift is a bona fide gift will depend on the circumstances surrounding each gift, including, but not limited to, the donor’s relationship with the recipient and the nature of the tax benefit to the donor.

g.	Mutual Funds. Transactions in a mutual fund or other collective investment vehicle (e.g., hedge fund or exchange traded fund) that is invested in Company Securities and (1) is publicly traded and widely held, (2) is broad based and diversified, and (3) has investment discretion for fund investments exercised by an independent third party are not transactions subject to this Policy. Insiders should consult with the General Counsel or CEO if they have questions regarding whether a specific fund is considered “broad-based and diversified.”

ADDITIONAL PROCEDURES. The Company has established additional procedures, applicable only to certain persons (as described below), in order to assist in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of Material Nonpublic Information, and to avoid the appearance of any impropriety.

Pre-Clearance Procedures. Certain designated persons may not engage in any transaction in Company Securities, including gifts involving the transfer of Company Securities, without first obtaining pre-clearance of the transaction from the Company by contacting either the Chief Financial Officer or the General Counsel (the “Pre-Clearance Procedures”).

The following persons (the “Covered Persons”) are subject to the Company’s Pre-Clearance Procedures:

●	directors;

●	executive officers;

●	members of the Company’s legal department;

●	employees who are serving in executive management;

●	all individuals reporting directly to the Company’s Chief Financial Officer;

●	employees who are involved in the preparation of financial statements as determined by the Company’s Chief Financial Officer;

●	employees with knowledge of consolidated financial performance forecasts as determined by the Company’s Chief Financial Officer;

●	designated Corporate Communications professionals;

●	anyone who has access to, or is in possession of, material nonpublic information in connection with working for any of the foregoing persons, departments or offices;

●	other persons designated by the Chief Executive Officer (the “CEO”), Chief Financial Officer or General Counsel; and

●	Family Members and Controlled Entities of any persons described above.

A request for pre-clearance to trade in Company Securities should be submitted in writing to the General Counsel or CEO (or other designated attorneys) at least one business day in advance of the proposed transaction. When a request for pre-clearance is made, the requestor should confirm in the request that he or she (1) has reviewed this Policy and (2) is not aware of any Material Nonpublic Information about the Company.

The Company is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If the General Counsel or CEO, as applicable, does not respond to a request for pre-clearance, the request will be deemed to have been denied. If a person seeks pre-clearance and permission to engage in the transaction is denied or not responded to, then he or she must refrain from initiating any transaction in Company Securities, and must not inform any other person of the restriction. If permission to engage in the transaction is granted, then the transaction must be initiated within five business days of receipt of pre-clearance, unless an exception is granted or the person becomes aware of Material Nonpublic Information before the trade is executed, in which case the preclearance is void and the trade must not be completed. If transactions are not effected within the time limit, pre-clearance must be requested and approved in writing again.

Quarterly Blackout Periods. Except with the prior written approval of the General Counsel, CFO or CEO, Covered Persons may not conduct any transactions involving Company Securities (other than as specified by this Policy) during certain “Blackout Periods.” Quarterly Blackout Periods begin on the 22nd day of the last month of each fiscal quarter (September 22nd, December 22nd, March 22nd, and June 22nd) and end at the beginning of the third business day following the date of the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning on the third business day following the public release of Company’s quarterly earnings and ending on September 21st , December 21st , March 21st or June 21st (as applicable) of the next fiscal quarter. For example, if the quarterly earnings were released after trading commenced on a Monday, the Window Period would begin on Thursday, giving the marketplace at least two full business days, Tuesday and Wednesday, to fully absorb the earnings release (assuming all of such days are business days on which the Company’s stock is trading).

Event-Specific Blackout Periods. From time to time, an event may occur or information may exist that is material to the Company and is known by only certain directors, officers and/or employees. So long as the event or information remains material and nonpublic, certain persons designated by the CEO, Chief Financial Officer or General Counsel may not engage in any transaction in Company Securities during such Event-Specific Blackout Period. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CEO, Chief Financial Officer or General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In either situation, the CEO, Chief Financial Officer or General Counsel may notify these persons that they must not engage in transactions in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and must not be communicated to any other person. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. Blackout Periods do not apply to those transactions to which this Policy does not apply, as described above under the heading “Permitted Transactions.” Further, the requirements for Pre-Clearance Procedures and Blackout Periods do not apply to transactions conducted pursuant to approved Trading Plans, as described below under the heading “Automatic Trading Plans.”

AUTOMATIC TRADING PLANS.

Company Securities may be purchased or sold without regard to certain insider trading restrictions if such a transaction is made pursuant to a pre-arranged written trading plan designed in accordance with Rule 10b5-1(c) of the Exchange Act that is also an “automatic plan” as set forth in the Securities Act (British Columbia) (“Trading Plan”). To comply with this Policy, Trading Plans must be approved by the General Counsel or CEO.

In general, Trading Plans must be entered into at a time when (i) the person entering into the plan is not aware of Material Nonpublic Information and (ii) a Blackout Period is not in effect. Any Trading Plan must be submitted to the General Counsel or CEO for approval five business days prior to the entry into the Trading Plan. Subsequent modifications to any Trading Plan must also be pre-approved by the General Counsel or CEO. Once a Trading Plan is approved, no further pre-approval of transactions conducted pursuant to the Trading Plan is required.

SECTION 16 REPORTS AND NI 55-104. Certain Company Persons, including directors, officers designated as such for SEC reporting purposes by the Board and certain shareholders of the Company (collectively, “Section 16 Reporting Persons”), are required to file reports with the SEC that disclose such Company Person’s trading and other transactions relating to Company Securities (“Section 16 Reports”).

The CEO’s office and the General Counsel’s office will assist Section 16 Reporting Persons that are directors and officers in preparing and filing the required Section 16 Reports; however, such Section 16 Reporting Persons retain responsibility for the filing and accuracy of Section 16 Reports. To ensure compliance with all reporting requirements, such Section 16 Reporting Persons must, on the date of any trade, provide the CEO’s office and the General Counsel’s office with all information relating to the trade that is necessary to properly prepare a Form 4 or other Section 16 Report. Such Section 16 Reporting Persons must also execute a Form 4 or other Section 16 Report (either individually or through a duly authorized power of attorney) within a sufficient amount of time to allow the CEO’s office and the General Counsel’s office to electronically file the Form 4 via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system before the end of the second business day following the trade.

“Reporting Insiders” within the meaning of National Instrument 55-104 – Insider Reporting Requirements and Exemptions (including members of the Board, executive officers and significant shareholders) are required under applicable Canadian securities legislation to report their trades of Company Securities on the System for Electronic Disclosure by Insiders, commonly known as “SEDI” in Canada. These reports are required within five days of the trade. In addition, a Reporting Insider is required to file an insider trading report within 10 days after becoming a Reporting Insider, disclosing such person’s beneficial ownership of, or control or direction over Company Securities.

POST-TERMINATION TRANSACTIONS. This Policy continues to apply to transactions in Company Securities even after termination of service to, or employment with, the Company. If an individual is in possession of Material Nonpublic Information when his or her service or employment terminates, that individual may not trade in Company Securities until that information has become public or is no longer material, as determined by the General Counsel or CEO. To facilitate the General Counsel’s or CEO’s determination, such an individual may not trade in

Company Securities without first obtaining pre-clearance of the transaction from the General Counsel or CEO, in accordance with the pre-clearance procedures set forth in “Additional Procedures—Pre-Clearance Procedures” above.

INDIVIDUAL RESPONSIBILITY. Insiders have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Nonpublic Information. Each Company Person is individually responsible for making sure that he or she complies with this Policy, and that any of his or her Family Members or Controlled Entities also comply with this Policy. In all cases, the ultimate responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of Company, the General Counsel, CEO or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

VIOLATIONS.

Consequences of Violations. The purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in Company Securities, is prohibited by U.S. federal and state laws and applicable Canadian laws. Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on individuals who trade, or who tip inside information to others who trade, the U.S. federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to discipline by Company, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Reporting of Violations. Any Insider who violates this Policy, any U.S. federal or state or applicable Canadian law governing insider trading, or knows of any such violation by any Insider, must report the violation immediately to the General Counsel and CEO.